February 18, 2025

Bret Richter
Chief Financial Officer
Ziff Davis, Inc.
114 5th Avenue
New York, NY 10011

        Re: Ziff Davis, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-25965
Dear Bret Richter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Jeremy Rossen